Exhibit 3.1

VERI-TEK INTERNATIONAL, CORP.

(a Michigan corporation)

Amendment No. 1 to Amended and Restated Bylaws

of Veri-Tek International, Corp.

Effective: December 5, 2007

By an action by written consent in lieu of a special meeting of the Board of Directors of Veri-Tek International, Corp. (the “Corporation”), dated December 5, 2007, the Board of Directors unanimously approved an amendment to the Corporation’s Amended and Restated Bylaws to increase the number of directors authorized to serve on the Corporation’s Board of Directors and to allow the Board of Directors to modify the number of directors authorized to serve on the Corporation’s Board of Directors from time to time, as follows:

Article III, Board of Directors, Section 1 of the Amended and Restated Bylaws of the Corporation is hereby amended and shall read as follows:

“The affairs of this Corporation shall be managed by a Board of not less than one (1) or more than six (6) Directors, who need not be shareholders. The number of Directors may be increased or decreased from time to time by resolution of the Board of Directors, but no decrease shall have the effect of shortening the term of any incumbent director. They shall be elected by shareholders at each regular annual meeting and shall hold office for one (1) year or until their successors have been elected and seated, unless sooner displaced. A majority of the Directors shall constitute a quorum for transacting business.”